PROSPECTUS

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PALATIN TECHNOLOGIES, INC.

103 Carnegie Center, Suite 200
Princeton, NJ 08540
(609) 520-1911

203,960 shares of common stock

Selling stockholders identified in this prospectus may sell up to 203,960 shares of common stock of Palatin Technologies, Inc. We will not receive any proceeds from the sale of these shares.

Our common stock is listed on the American Stock Exchange under the symbol PTN. On February 16, 2001 the closing price of the common stock was $3.50.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 16, 2001

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

PALATIN'S BUSINESS

We are in the early stages of developing pharmaceutical products and technologies. We are concentrating our efforts on the following:

•	MIDAS™, a peptide technology which may be useful to develop drugs to treat diseases or for diagnostic imaging. A peptide is a short chain of amino acids. We are engaged in research and development of this technology to treat obesity and eating disorders and for neural regeneration, and believe that this technology may have applications in a variety of other areas as well, including immune disorders, cancers and cardiology.

•	PT-141, a drug to treat sexual dysfunction, initially male erectile dysfunction. PT-141 is a stabilized peptide that works like a natural hormone. PT-141 is in preclinical testing, and we expect to start clinical trials in early 2001.

•	LeuTech®, a diagnostic imaging product used to image and locate the site of infection or inflammation within the body. We have completed clinical trials with LeuTech for the diagnosis of equivocal appendicitis and filed an application with the United States Food and Drug Administration for approval to market LeuTech for that indication. FDA review of our clinical efficacy and safety data is complete and the FDA has not requested any further data on efficacy or safety. However, the FDA has requested additional manufacturing and process validation data. We are currently working on responding to the FDA's request for additional data. We believe that LeuTech can be used to diagnose a wide range of other infections, including infections of bone and the intra-abdominal area, such as intestinal, spleen, liver or urinary tract infections.

THE OFFERING

Selling stockholders identified in this prospectus may sell up to 203,960 shares of our $.01 par value common stock. The selling stockholders may sell their shares according to the plan of distribution described on page 12 below. We will not receive any proceeds from the sale of these shares.

RISK FACTORS

Investing in Palatin's stock is highly speculative and risky. You should be able to bear a complete loss of your investment. Before making an investment decision, you should carefully consider the following risk factors. If any event or circumstance described in the following risk factors actually occurs, it could materially adversely affect our business, financial condition or results of operations. The risks and uncertainties described below are not the only ones which Palatin faces. There may be additional risks and uncertainties not presently known to us or that we currently believe are immaterial which could also have a negative impact on our business, financial condition, or results of operations.

Development and commercialization of our proposed products and technologies involves a lengthy, complex and costly process and we may never develop or commercialize any products.

Our proposed products are at various stages of research and development and may never be successfully developed or commercialized. We will need regulatory approval to market LeuTech for diagnosis of appendicitis, and we are still conducting clinical trials on the use of LeuTech for other indications. PT-141 and MIDAS will require significant further research, development and testing. You should evaluate Palatin in light of the uncertainties, delays, difficulties and expenses commonly experienced by early stage pharmaceutical companies, which may include unanticipated problems and additional costs relating to:

•	the development and testing of products in animals and humans

•	product approval or clearance

•	regulatory compliance

•	current good manufacturing practices

•	product introduction

•	marketing and competition

We expect to continue to incur substantial losses over the next several years and we may never become profitable.

We have never been profitable and we may never become profitable. As of December 31, 2000, we had an accumulated deficit of $47,553,085 and a loss for the quarter then ended of $1,825,204. We anticipate substantial losses over the next few years associated with the manufacturing and marketing of LeuTech, and continued research and development of PT-141 and MIDAS. In addition, Mallinckrodt Inc., which has provided substantial funding for LeuTech development since August 1999, was acquired by Tyco International, Ltd. in October 2000. We do not know whether Tyco will continue to provide funding. If additional funding is not provided, our losses will continue to accumulate.

We could lose our rights to LeuTech and PT-141, which would adversely affect our potential revenues.

Our rights to a key antibody used in LeuTech are dependent upon an exclusive license agreement with The Wistar Institute of Anatomy and Biology. Our rights to PT-141 may be dependent upon an exclusive license agreement with Competitive Technologies, Inc. These agreements contain specific performance criteria and require us to pay royalties and make milestone payments. Failure to meet these requirements, or any other event of default under the license agreements, could lead to termination of the license agreements. If a license agreement is terminated we may be unable to make or market the covered product, in which case we may lose the value of our substantial investment in developing the product, as well as any future revenues from selling the product.

The FDA may not approve the marketing of LeuTech, which would adversely affect our potential revenues.

We completed clinical trials of LeuTech for the diagnosis of equivocal appendicitis in the spring of 1999. In November 1999, we filed an application with the FDA for approval to market LeuTech for that indication. The FDA has done a complete review of our LeuTech application and on September 23, 2000 sent us a complete review letter requesting additional data on LeuTech manufacturing, product development and process validation. The FDA will not take any further action on our application until we provide the requested information. We are currently in the process of obtaining the data requested by the FDA. This process is uncertain, costly and could require substantial time. If we are able to obtain the requested manufacturing, product development and validation data, we will provide it to the FDA as an amendment to our marketing application. FDA review of the application amendment can be a long and uncertain process. The amendment must demonstrate that we have satisfactorily addressed all of the issues contained in the complete review letter, before the FDA can approve LeuTech for commercial use. We will need to rely on our contract manufacturers to obtain a substantial part of the requested information. We cannot know for certain whether we can provide the requested information, how long it will take, or whether the data we provide will be satisfactory to the FDA. Failure to obtain regulatory approval of LeuTech, or delays in obtaining regulatory approval of LeuTech, would eliminate or delay our potential revenues from sales of LeuTech. This could make it more difficult to attract investment capital for funding our other research and development projects.

Production and supply of LeuTech depends on contract manufacturers over whom we have no control.

We do not have the facilities to manufacture LeuTech. We depend on Dutch State Mines of the Netherlands for the manufacture of the antibody used in LeuTech, and on Ben Venue Laboratories of Cleveland, Ohio for the manufacture of LeuTech kits. Our contract manufacturers must perform LeuTech manufacturing activities in a manner that complies with

FDA regulations. Failure to conduct their activities in compliance with FDA regulations could negatively impact our ability to receive FDA approval of LeuTech. The failure of either of these manufacturers to supply these key components of LeuTech, or their inability to comply with FDA manufacturing regulations, could force us to seek other manufacturers and could interfere with our ability to deliver product. Establishing relationships with new suppliers, any of whom must be FDA-approved, is a time-consuming and costly process.

We have limited experience in marketing, distributing and selling diagnostic imaging products and will rely on our marketing partner to provide these capabilities.

If the FDA approves LeuTech for marketing, we will depend on our arrangement with Tyco Healthcare, a division of Tyco International, Ltd., to market, sell and distribute LeuTech. Tyco Healthcare is our exclusive marketing, sales and distribution partner for LeuTech. If the arrangement with Tyco Healthcare fails, we may have difficulty establishing new marketing relationships, and in any event, we will have limited control over these activities. If Tyco Healthcare fails to market LeuTech, our potential revenues from the sale of LeuTech will be adversely affected.

If LeuTech does not achieve market acceptance, our business will suffer.

Approval of LeuTech for marketing and sale does not assure the product's commercial success. LeuTech, if successfully developed, will compete with drugs manufactured and marketed by major pharmaceutical and other biotechnology companies. Physicians, patients or the medical community in general may not accept and utilize LeuTech. Imaging agents such as LeuTech generally take longer to achieve market acceptance following marketing approval than other drugs. The degree of market acceptance of LeuTech will depend on a number of factors, including:

•	the establishment and demonstration of clinical efficacy and safety

•	potential advantages over alternative treatment methods

•	reimbursement policies of government and third-party payors

If LeuTech does not achieve adequate market acceptance, our business, financial condition and results of operations will be adversely affected.

Competing products and technologies may make LeuTech and our other potential products noncompetitive.

We are aware of one company developing an antibody-based product which may compete with LeuTech as to certain indications. The competing product is marketed in some European countries and regulatory approval is pending in the United States. Palatin is also aware of at least one other company developing a peptide-based product which may also compete with LeuTech as to certain indications. In addition, other technologies may also be used to diagnose appendicitis, including computerized tomography or CT scan, and ultrasound technologies.

The pharmaceutical industry, and in particular the diagnostics industry, is highly competitive. We are likely to encounter significant competition with respect to LeuTech, PT-141 and our other potential products. The intellectual property issues discussed below may affect the extent of competition that we may face. Many of our competitors have substantially greater financial and technological resources than we do. Many of them also have significantly greater experience in research and development, marketing, distribution and sales than us. Accordingly, our competitors may succeed in developing, marketing, distributing and selling products and underlying technologies more rapidly than us. These competitive products or technologies may be more effective and useful and less costly than LeuTech, PT-141 or our other potential products. Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements.

Contamination or injury from hazardous materials used in the development of LeuTech, PT-141 and MIDAS could result in liability exceeding our financial resources.

Our research and development of LeuTech, PT-141 and MIDAS involves the use of hazardous materials and chemicals, including radioactive compounds. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury, we may be responsible for any resulting damages. Damages could be significant and could exceed our financial resources, including the limits of our insurance.

Our stock price has ranged from $9.75 to $2.56 over the last 12 months, and we expect it to remain volatile, which could limit investors' ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	continued operating losses

•	announcements of technological innovations or new therapeutic products

•	announcement or termination of collaborative relationships by us or our competitors

•	announcements of mergers and acquisitions involving our suppliers and collaborators

•	FDA approval or disapproval for marketing LeuTech

•	governmental regulation

•	clinical trial results

•	developments in patent or other proprietary rights

•	public concern as to the safety of our products

Trading in our stock over the last 12 months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock was approximately 56,000 shares and the average daily number of transactions was approximately 43 over the last 12 months. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

Our management and principal stockholders together control approximately 43% of our voting securities, a concentration of ownership which could delay or prevent a change in control.

Our executive officers and directors beneficially own approximately 10% of our voting securities and our 5% or greater stockholders beneficially own approximately 33% of our voting securities. These stockholders, acting together, will be able to influence and possibly control most matters submitted for approval by our stockholders, including the election of directors, delaying or preventing a change of control, and the consideration of transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We may sell additional equity securities, which would cause dilution.

We may sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity securities will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

Investors in this offering will suffer immediate dilution.

As of December 31, 2000, we had a net tangible book value of $18,267,868 or approximately $1.49 per share of common stock, assuming conversion of all outstanding preferred stock and no exercise of any warrants or options. The net tangible book value per share is substantially less than the current market price per share. If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

There are 7,726,613 shares of common stock underlying outstanding derivative securities which, if exercised or converted, could decrease the value of your shares.

As of January 31, 2001, holders of our outstanding derivative securities have the right to acquire the following amounts of underlying common stock:

•	656,658 shares issuable on conversion of immediately convertible preferred stock, for no further consideration

•	700,000 shares issuable on conversion of preferred stock first convertible in August 2004, for no further consideration

•	3,165,846 shares issuable on exercise of warrants, at exercise prices ranging from $.01 to $8.68 per share

•	3,204,109 shares issuable on exercise of stock options, at exercise prices ranging from $.20 to $21.70 per share

If the holders convert or exercise those derivative securities, you may experience dilution in the net tangible book value of your common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, resulting in significant downward pressure on our stock price.

NOTE CONCERNING FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents we incorporate by reference. Sometimes these statements contain words such as "anticipates," "plans," "intends," "expects" and similar expressions to identify forward-looking statements. These statements are not guarantees of our future performance. Our business involves known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from what we say in this prospectus and in the documents we incorporate by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

We incorporate into this prospectus information contained in documents which we file with the SEC. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	annual report on Form 10-K for the year ended June 30, 2000, filed on September 29, 2000

•	quarterly report on Form 10-Q for the quarter ended December 31, 2000, filed on February 14, 2001

•	current report on Form 8-K dated September 19, 2000, filed on September 21, 2000

•	the description of our common stock contained in our registration statement on Form 8-A filed on December 13, 1999

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

        Stephen T. Wills
        Chief Financial Officer
        Palatin Technologies, Inc.
        103 Carnegie Center, Suite 200
        Princeton NJ 08540
        Telephone (609) 520-1911
        Fax (609) 452-0880

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. See "Selling Stockholders" and "Plan of Distribution" below.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•	176,460 shares which Edward J. Quilty, our former chairman, president and CEO, has the right to purchase under stock options granted pursuant to anti-dilution provisions of his former employment agreement. These options have an exercise price of $.20 per share and expire on June 13, 2004.

•	7,500 shares which Gene Mancino has the right to purchase under stock options granted under our 1996 stock option plan. These options have an exercise price of $4.375 per share and expire on November 28, 2010. We issued these options as partial compensation for Mr. Mancino's services in locating candidates for a management position with Palatin.

•	5,000 shares which Griffin Securities, Inc. has the right to purchase under warrants. These warrants have an exercise price of $7.00 per share, expire on June 8, 2005 and include piggy-back registration rights. We issued these warrants as part of the consideration for Griffin's agreement to provide us with non-exclusive financial advisory and investment banking services.

•	15,000 shares which The Wistar Institute has the right to purchase under warrants. These warrants have an exercise price of $4.00 per share, expire on December 15, 2010 and include piggy-back registration rights. We issued these warrants as part of the consideration we paid Wistar for a license to use patented technology.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder's account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. "Beneficial ownership" here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. It therefore includes stock issuable on exercise of the options and warrants described above.

The information in the table is from the selling stockholders, reports furnished to us under rules of the SEC, and our stock ownership records. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of common stock beneficially owned after the offering is based on 10,939,080 shares outstanding as of the date of this prospectus.

                                                                                % of
                                                                               Common
                                     Shares                      Shares         Stock
                                  Beneficially                Beneficially   Beneficially
                                  Owned Before      Shares    Owned After     Owned After
Name of Selling Stockholder       the Offering     Offered    the Offering   the Offering
------------------------------------------------------------------------------------------
Edward J. Quilty                    387,049        176,460       210,589         1.9%
Gene Mancino                          7,500          7,500          0             *
Griffin Securities, Inc.              5,000          5,000          0             *
The Wistar Institute                 15,000         15,000          0             *
_________________________
*Less than one percent.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the American Stock Exchange

•	in private transactions other than through the American Stock Exchange

•	in connection with short sales of Palatin shares

•	by pledge to secure debts and other obligations

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions

•	in standardized or over-the-counter options

•	in a combination of any of the above transactions

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be “underwriters” within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. A member of the Mintz firm holds immediately exercisable options under our 1996 stock option plan to purchase 6,250 shares of common stock at $8.00 per share, with an expiration date of January 3, 2007, and to purchase 5,000 shares of common stock at $6.00 per share, with an expiration date of January 21, 2008.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission, commonly called the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus.

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This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

203,960

Shares of Common Stock

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PALATIN TECHNOLOGIES, INC.

The date of this prospectus is February 16, 2001

PROSPECTUS